

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2024

Steven Luna
Chief Executive Officer
Alternative Ballistics Corporation
5940 S. Rainbow Blvd.
Las Vegas, Nevada 89118

      Re: Alternative Ballistics Corporation
          Amendment No. 5 to Offering Statement on Form 1-A
          Filed February 2, 2024
          File No. 024-12349

Dear Steven Luna:

      We have reviewed your amended offering statement and have the following comment(s).

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 5 to Offering Statement on Form 1-A

Part III. Exhibits
Exhibit Index
12.1 Opinion of FitzGerald Kreditor Bolduc Risbrough, LLP, page 1

1.   We note that 2,510,000 shares being qualified are currently issued and outstanding. Please have counsel revise its opinion to state that these shares are legally issued, fully paid and non-assessable. For guidance, refer to Section II.B.2.h of Staff Legal Bulletin 19.

Please contact Andi Carpenter at 202-551-3645 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Evan Ewing at 202-551-5920 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Lynne Bolduc